

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e METRO
No. 7018 Cai Tian Road, Futian District, Shenzhen
Guangdong, China, 518000

> **Re: ICZOOM Group Inc.**
> **Registration Statement on Form F-1**
> **Filed November 22, 2023**
> **File No. 333-275708**

Dear Lei Xia:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Summary, page 1

1. On page 2 please restore the language that "PRC laws and regulations governing our current business operations are evolving and sometimes <u>vague</u>" (emphasis added), as you did in the last risk factor on page 51.

Summary of Risk Factors, page 18

2. We note your disclosure on page 20 that you "could face uncertainty about future actions by the PRC government." As you have elsewhere in your prospectus, please revise to delete the word "could," so that the disclosure is comparable to the disclosure contained in your IPO registration statement on Form F-1 that went effective March 14, 2023.

Risk Factors
PRC laws and regulations governing our current business operations are sometimes vague...,
page 51

3.   We note your statement that "[t]here <u>can be</u> uncertainties regarding the interpretation and application of PRC laws and regulations" (emphasis added). Please revise to state, as you did in your IPO registration statement on Form F-1 that went effective March 14, 2023, that "there <u>are substantial</u> uncertainties regarding the interpretation and application of PRC laws and regulations..." (emphasis added).

China Securities Regulatory Commission and other Chinese government agencies may exert
more control..., page 52

4.   We note the revision of the phrase "wide discretion" to the phrase "certain discretion." It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023, or provide us with your analysis as to why such changes are appropriate.

Regulation and administration of information distribution over the Internet in China..., page 52

5.   We note your revision of the word "censorship" to the word "administration" in the risk factor title, as well as the revisions in the last sentence of the risk factor. It is unclear to us that there have been changes in the "laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet" in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face and the nature of those challenges. Please restore your disclosures in these areas to the disclosures as they existed in your IPO registration statement on Form F-1 that went effective March 14, 2023, or provide us with your analysis as to why such changes are appropriate.

You may experience difficulties in effecting service of legal process..., page 63

6.   We note that you deleted the statement that "in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities." It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023.

<u>The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us..., page 65</u>

7.   We note that you revised the statement that there "are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation" to the statement that there are "certain requirements the U.S. authorities need to meet to obtain information needed for investigations or litigation." It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023.

<u>Principal Shareholders, page 156</u>

8.   Please revise to disclose the natural person(s) with voting and/or investment power over the shares held by Express Wide Limited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arila Zhou